SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAME OF ISSUER:   Minrad International, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, $0.01 par value
per share.

CUSIP NUMBER:  60443P103

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

          Kevin B. Kimberlin
          c/o Spencer Trask & Co.
          535 Madison Avenue, 18th Floor
          New York, NY  10022
          Tel:  (212) 355-5565
          Fax:  212-751-3483

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  December 17, 2004

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.:  60443P103

1.    NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a)    (b) X

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: AF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes       No X

6.     CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.     SOLE VOTING POWER: 470,776 shares

8.     SHARED VOTING POWER: 8,521,414 shares

9.     SOLE DISPOSITIVE POWER: 470,776 shares

10.    SHARED DISPOSITIVE POWER: 8,521,414 shares

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,992,190 shares

12.    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES:
       Yes     No X

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.56%

14.    TYPE OF REPORTING PERSON: IN


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CUSIP NO.:  60443P103

1.    NAME OF REPORTING PERSON: Spencer Trask Specialty Group, LLC

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a)    (b) x

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes       No X

6.     CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.     SOLE VOTING POWER: 0 shares

8.     SHARED VOTING POWER: 5,571,414 shares

9.     SOLE DISPOSITIVE POWER: 0 shares

10.    SHARED DISPOSITIVE POWER: 5,571,414 shares

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,571,414 shares

12.    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES:
          Yes       No X

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.07%

14.    TYPE OF REPORTING PERSON: OO


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CUSIP NO.:  60443P103

1.    NAME OF REPORTING PERSON: Kevin Kimberlin Partners, L.P.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a)    (b) X

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes       No X

6.     CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.     SOLE VOTING POWER: 0 shares

8.     SHARED VOTING POWER: 2,950,000 shares

9.     SOLE DISPOSITIVE POWER: 0 shares

10.    SHARED DISPOSITIVE POWER: 2,950,000 shares

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,950,000 shares

12.    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES:
          Yes       No X

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.39%

14.    TYPE OF REPORTING PERSON: OO

ITEM 1.   SECURITY AND ISSUER

     This Statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Minrad International, Inc. (the "Company"), a Nevada corporation (formerly Technology Acquisition Corporation, a Nevada corporation), whose principal executive offices are located at 847 Main Street, Buffalo, NY 14203.


ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is filed jointly by Kevin B. Kimberlin ("Mr. Kimberlin"), Spencer Trask Specialty Group, LLC ("STSG") and Kevin Kimberlin Partners, L.P. ("KKP") (each, a "Reporting Person" and collectively, the "Reporting Persons").

     (b) The business address of Mr. Kimberlin, and the principal business address and principal office address of each of STSG and KKP, is c/o Spencer Trask & Co., 535 Madison Avenue, New York, NY 10022.

     (c) Mr. Kimberlin's principal occupations are Chairman of the Board of Directors of Spencer Trask & Co. and a private investor. Each of STSG and KKP is principally engaged in the business of investing in securities.

     (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Kimberlin is a United States citizen. STSG is a Delaware limited liability company. KKP is a Delaware limited partnership.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of the date of this statement, Mr. Kimberlin is a beneficial owner, for purposes of Section 13(d) of the Act, of 8,992,190 shares of Common Stock, representing 27.56% of such class of securities, based on the 28,463,991 shares of Common Stock outstanding as of June 30, 2005, as reported by the Company in its Form 10-QSB filed with the Securities and Exchange Commission (the "Commission") on August 5, 2005. As set forth in more detail below, the shares of Common Stock and securities exercisable for shares of Common Stock are held directly by STSG; KKP; Spencer Trask & Co. ("ST&Co."), a Delaware corporation principally engaged in the business of investing in securities; Spencer Trask Ventures Inc. ("STVI"), a Delaware corporation principally engaged in the business of investing in securities; and Spencer Trask Private Equity Fund I LP ("Fund I"), a Delaware limited partnership principally engaged in the business of investing in securities. STSG, KKP, ST&Co., STVI and Fund I are sometimes collectively referred to herein as the "Spencer Trask Entities".


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     Mr. Kimberlin is the principal owner and the non-member manager of STSG and the general partner of KKP. Mr. Kimberlin is the sole stockholder and Chairman of the Board of Directors of ST&Co., and STVI is a wholly owned subsidiary of ST&Co. The general partner of Fund I is Trask Partners LLC, a Delaware limited liability company, which is wholly owned by ST&Co., and the manager of Fund I is ST Management LLC, a Delaware limited liability company, which also is wholly owned by ST&Co. The source of funds for the purchase of securities by Fund I is the assets of Fund I, and the source of funds for the purchase of securities by each of the other Spencer Trask Entities is the working capital of each such Spencer Trask Entity.

     On December 17, 2004, the Company completed the acquisition of Minrad Inc., a Delaware corporation ("Minrad"). The acquisition was effected through a reverse triangular merger in which Minrad merged with Technology Acquisition Subsidiary, Inc. ("Merger Sub"), a wholly owned subsidiary of the Company with nominal assets and liabilities that was formed for the purpose of facilitating the merger. Minrad was the surviving corporation in the merger with Merger Sub, and it became a wholly owned subsidiary of the Company.

     The Company effected the acquisition of Minrad under the terms of an Agreement and Plan of Exchange, dated July 16, 2004, as amended August 24, 2004 (the "Acquisition Agreement"). The Company filed a copy of the original Acquisition Agreement with the Commission as Exhibit 2.1 to a Form 8-K filed on July 15, 2004, and on August 30, 2004, it filed the amendment to the original agreement with the Commission as Exhibit 99.1 to a Form 8-K.

     In connection with the merger, the Company issued 22,363,896 shares of its Common Stock to Minrad's former stockholders in exchange for the 22,363,896 shares of Minrad common stock outstanding on the effective date of the merger. Also, in connection with the merger, outstanding common stock purchase warrants and stock options to purchase a total of 7,201,181 shares of Minrad's common stock were cancelled in exchange for warrants and stock options to purchase the same numbers of shares of the Company's Common Stock at the same exercise prices and otherwise on the same terms as the Minrad stock options and warrants that were cancelled.

     At the closing of the merger,  in exchange for like  securities  of Minrad:
STSG received 4,825,000 shares of Common Stock and immediately exercisable warrants to purchase 746,414 shares of Common Stock at an exercise price of $1.15 per share, expiring May 2, 2010; KKP received immediately exercisable warrants to purchase 2,500,000 shares of Common Stock at an exercise price of $1.00 per share, expiring August 9, 2008, and immediately exercisable warrants to purchase 150,000 shares of Common Stock at an exercise price of $0.75 per share, with one-third of such warrants expiring September 30, 2009, one-third expiring October 30, 2009 and one-third expiring November 30, 2009; ST&Co. received immediately exercisable warrants to purchase 190,628 shares of Common Stock at an exercise price of $1.15 per share, expiring May 2, 2010; STVI received immediately exercisable warrants to purchase 19,278 shares of Common Stock at an exercise price of $1.15 per share, expiring May 2, 2010; and Fund I received immediately exercisable warrants to purchase 260,870 shares of Common Stock at an exercise price of $1.15 per share, expiring May 2, 2010.

     Prior to the merger, KKP and Minrad had entered into a Letter Agreement, dated as of June 30, 2004, which extended and amended an Indemnity Agreement between KKP and Minrad, dated as of July 25, 2001 (collectively, the "Guarantee

Agreement") pursuant to which KKP guaranteed Minrad's obligations under a certain demand note issued to Wachovia Bank (the "Wachovia Note"). As a result of the merger, Minrad's obligations under the Wachovia Note and Guarantee Agreement were assumed by the Company. The Guarantee Agreement provided that, for each month during which the outstanding balance under the Wachovia Note was not repaid in full, the Company would issue to KKP, on the first day of the following month, immediately exercisable five-year warrants to purchase 50,000 shares of Common Stock at an exercise price of $0.75 per share, subject to the terms of that certain Amended and Restated Warrant Agreement, dated as of November 2, 2001, as amended, between Minrad and KKP (the "Warrant Agreement"). Pursuant to the terms of the Guarantee Agreement and the Warrant Agreement, the Company issued warrants to purchase 50,000 such shares to KKP on the first day of each of the first six months of calendar year 2005, totaling warrants to purchase 300,000 shares of Common Stock at $0.75 per share. As of June 30, 2005, the Wachovia Note has been fully paid, and no further warrants have been issued in connection with the Guarantee Agreement or the Warrant Agreement.


ITEM 4.   PURPOSE OF TRANSACTION

     (a) All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons retains the right to change his or its investment intent from time to time to acquire additional shares of Common Stock, acquire other securities of the Company or sell or otherwise dispose of all or part of the Common Stock or other securities of the Company, if any, beneficially owned by him or it in any manner permitted by law.

     No Reporting Person presently has any plans or proposals that relate to or would result in any of the following:

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

     (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     As part of the ongoing evaluation of their investments and investment alternatives, however, any or all of the Reporting Persons may consider effecting any of the foregoing transactions and, subject to applicable law, may formulate a plan or plans with respect to such transactions and, from time to time, may hold discussions with or make proposals to management and/or the Board of Directors of the Company, other stockholders of the Company or other third parties regarding such matters. The Reporting Persons will amend this Schedule 13D if there is any material change in their plans with respect to the foregoing. Any or all of the Reporting Persons may also buy or sell securities of the Company consistent with their investment objectives.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Kimberlin is a beneficial owner, for purposes of Section 13(d) of the Act, of 8,992,190 shares of Common Stock, which represented beneficial ownership of approximately 27.56% of the Common Stock as of June 30, 2005. Specifically, Mr. Kimberlin may be deemed to beneficially own 4,825,000 shares of Common Stock and immediately exercisable warrants to purchase 4,167,190 shares of Common Stock held in the aggregate by the Spencer Trask Entities. STSG is a beneficial owner, for purposes of Section 13(d) of the Act, of 5,571,414 shares of Common Stock, which represented beneficial ownership of approximately 19.07% of the Common Stock as of June 30, 2005. KKP is a beneficial owner, for purposes of Section 13(d) of the Act, of 2,950,000 shares of Common Stock, which represented beneficial ownership of approximately 9.39% of the Common Stock as of June 30, 2005. The percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 28,463,991 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 30, 2005, as reported by the Company in its Form 10-QSB filed with the Commission on August 5, 2005. Beneficial ownership has been determined in accordance with the rules of the Commission.

     (b) Mr. Kimberlin and STSG have the shared power to vote and dispose of the 5,571,414 shares of Common Stock and securities exercisable for shares of Common Stock held by STSG. Mr. Kimberlin and KKP have the shared power to vote and dispose of the securities exercisable for 2,950,000 shares of Common Stock held by KKP. Mr. Kimberlin and each of the other Spencer Trask Entities have the shared power to vote and dispose of the securities exercisable for shares of Common Stock held by each such other Spencer Trask Entity.

     (c) See Item 3 hereof.

     (d) With respect to the securities held by Fund I, the investors of Fund I have the right to receive dividends from, or the net proceeds from the sale of, such securities. With respect to the securities held by each of the other Spencer Trask Entities, no person other than Mr. Kimberlin and such other
Spencer Trask Entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See the description of the Gurantee Agreement and Warrant Agreement in Item 3 above.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The Letter Agreement between KKP and Minrad, dated as of June 30, 2004, is filed herewith as Exhibit 7.1.

     The Indemnity Agreement between KKP and Minrad, dated as of July 25, 2001, is filed herewith as Exhibit 7.2.

     The Amended and Restated Warrant Agreement between KKP and Minrad, dated as of November 2, 2001, as amended, is filed herewith as Exhibit 7.3.

     An agreement relating to the filing of a joint statement as required by Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934 is filed herewith as Exhibit 7.4.


                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2005

                    KEVIN B. KIMBERLIN

                    /s/ Kevin B. Kimberlin
                    -------------------------
                    Kevin B. Kimberlin

                    SPENCER TRASK SPECIALTY GROUP, LLC

                    By: /s/ Kevin B. Kimberlin
                       ----------------------
                       Name: Kevin B. Kimberlin
                       Title: Non-Member Manager

                    KEVIN KIMBERLIN PARTNERS, L.P.

                    By: /s/ Kevin B. Kimberlin
                       ----------------------
                       Name: Kevin B. Kimberlin
                       Title: General Partner

                EXHIBIT INDEX

7.1       Letter Agreement between KKP and Minrad, dated as of June 30, 2004

7.2       Indemnity Agreement between KKP and Minrad, dated as of July 25, 2001

7.3 Amended and Restated Warrant Agreement between KKP and Minrad, dated as of November 2, 2001, as amended

7.4 Agreement between Mr. Kimberlin, STSG and KKP, dated as of September 23, 2005, relating to the filing of a joint statement as required by Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934